UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CAZ Strategic Opportunities Fund

(Name of Subject Company (Issuer))

CAZ Strategic Opportunities Fund

(Name of Filing Person(s) (Issuer))

CLASS A, CLASS E, CLASS F, Class I, AND CLASS R

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

149796104 (Class A)

149796 609 (Class E)

149796 401 (Class F)

149796 302 (Class I)

149796 500 (Class R)

(CUSIP Number of Class of Securities)

Christopher Zook

CAZ Investments Registered Adviser LLC

One Riverway, Suite 2000

Houston, Texas 77056

713-403-8250

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Thomas J. Friedmann, Esquire

Matthew J. Carter, Esquire

Alexander C. Karampatsos, Esquire

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, Massachusetts 02110-2605

August 15, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 15, 2025 (the “Statement Filing Date”) by CAZ Strategic Opportunities Fund (the “Fund”) in connection with an offer by the Fund to purchase Shares in an amount up to approximately 5% of the net assets of the Fund ($16,667,331 as of June 30, 2025) on the terms and subject to the conditions set forth in the Offer to Purchase dated August 15, 2025 (“Offer to Purchase”) and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibit (b) and Exhibit (c) to the Statement on the Statement Filing Date.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at the end of the day on September 15, 2025, at 11:59 pm, Eastern Time.

2. 0 Class A Shares, 0  Class E Shares, 28,785.473 Class F Shares, 6,060.606 Class I Shares and 9,054.709 Class R Shares were validly tendered and not withdrawn prior to the expiration of the Offer, 28,785.473 Class F Shares, 6,060.606 Class I Shares and 9,054.709 Class R Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The Valuation Date for the Shares tendered pursuant to the Offer was September 30, 2025, and the net asset value of Class F Shares, Class I Shares and Class R Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $24.88, $24.75 and $24.62, respectively.

4. Payments of the repurchase prices ($716,182.57) of Class F Shares, ($150,000) of Class I Shares and ($222,926.94) of Class R Shares were accepted for purchase, and paid for by the Fund in accordance with the terms of the Offer. On or about November 19, 2025, the Fund paid such shareholders ($716,182.57) of Class F Shares, ($150,000) of Class I Shares and ($222,926.94) of Class R Shares, representing 100% of the aggregate amount payable in accordance with the terms of the Offer.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

CAZ Strategic Opportunities Fund

By:	/s/ Marcie McVeigh
Name:	Marcie McVeigh